[PNG LETTERHEAD]
July 12, 2011
By Facsimile and EDGAR
H. Christopher Owings
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549
Re:	PAA Natural Gas Storage, L.P. Registration Statement on Form S-3 Filed May 27, 2011 File No. 333-174590
Dear Mr. Owings:
          On June 23, 2011, PAA Natural Gas Storage, L.P. (“we” or the “Partnership”) received the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the above-referenced filing (the “Comment Letter”).
          Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 (“Amendment No. 1”) to our Registration Statement on Form S-3 (File No. 333-174590) (the “Registration Statement”). For your convenience, we have hand delivered three full copies of Amendment No. 1, as well as three copies of Amendment No. 1 marked to show all changes made since the initial filing of the Registration Statement.
          We have repeated in bold each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is our response. All references to page numbers and captions correspond to Amendment No. 1, unless otherwise specified.

Registration Statement on Form S-3
Description of Our Debt Securities, page 5
     COMMENT:
1.	We note your references to guarantors and guarantees; however, you have not registered any guarantees or listed any guarantors in the registration statement. Please advise.
          RESPONSE:
          We have revised our disclosure in the Registration Statement to remove any references to guarantors or to guarantees. Please read pages 5, 7, 8 and 11 of the preliminary prospectus.
Selling Unitholder, page 40
          COMMENT:
2.	We note that the selling unitholder in the resale offering holds a majority interest in PAA Natural Gas Storage, L.P. and is the sole member of your general partner. You disclose that as of May 25, 2011, there were 59,184,450 common units outstanding, and that Plains All American Pipeline, L.P. is offering for resale 28,214,198 common units. Because of the size of the proposed resale offering relative to the number of units held by non-affiliates, as well as the relationship between you and the selling unitholder, it appears that this transaction may not be eligible to be made on a shelf basis under Rule 415(a)(1)(i) and instead represents a primary offering. Please identify the selling unitholder as an underwriter and the offering as a primary offering. Alternatively, please advise us of your basis for determining that the transaction is eligible under Rule 415(a)(1)(i). See Question 212.15 and Interpretation 612.09 of our Securities Act Rules Compliance and Disclosure Interpretations available on our website at www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.
          RESPONSE:
          We have revised our disclosure in the Registration Statement to acknowledge that any offering of common units by the selling unitholder would be deemed to be a primary offering by us and that the selling unitholder would be deemed to be an underwriter in any such offering. Please read the cover and page 41 of the preliminary prospectus.

          COMMENT:
3.	In the footnotes to your table, please identify the natural persons or the publicly registered companies who exercise sole or shared voting or investment powers with respect to the units being offered by the selling unitholder. Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.
          RESPONSE:
          We have revised our disclosure in the Registration Statement to clarify that the board of directors of the general partner of the selling stockholder would exercise any voting or investment powers with respect to the units being offered by the selling unitholder. We further note that the selling unitholder, Plains All American Pipeline, L.P., is a publicly-registered company. Please read page 41 of the preliminary prospectus.
          COMMENT:
4.	Please disclose whether the selling unitholder is a broker-dealer or an affiliate of a broker-dealer.
          RESPONSE:
          We have revised our disclosure in the Registration Statement to clarify that the selling unitholder is neither a broker-dealer nor an affiliate of a broker-dealer. Please read page 40 of the preliminary prospectus.
          COMMENT:
5.	Please revise your disclosure to provide additional details regarding the transactions in which the selling unitholder acquired its units, including the material terms of the agreements relating to the transactions.
          RESPONSE:
          We have revised our disclosure in the Registration Statement to add additional detail regarding the transactions in which the selling unitholder acquired its units. We note that with respect to the February 2011 private placement from us to the selling unitholder, there was no written agreement governing the transaction. Please read page 40 of the preliminary prospectus.

Item 16. Exhibits and Financial Statement Schedules, page II-1
(a) Exhibits, page II-1
          COMMENT:
6.	Please revise your registration statement to incorporate by reference as exhibits any purchase agreements through which the selling unitholder acquired its units.
          RESPONSE:
          We have revised the exhibit index in the Registration Statement to incorporate by reference the Contribution Agreement pursuant to which the selling unitholder acquired common units in connection with our initial public offering. We note that with respect to the February 2011 private placement from us to the selling unitholder, there was no written agreement governing the transaction. Please read pages II-2 and II-7 of the Registration Statement.
Exhibit 5.1
          COMMENT:
7.	In the first paragraph, please quantify the amount of Units and Debt Securities being offered.
          RESPONSE:
          We have caused Exhibit 5.1 to be revised to quantify the amount of Units and Debt Securities being offered. Please read the new second paragraph of Exhibit 5.1 to the Registration Statement.
          COMMENT:
8.	Please revise assumptions (3) through (5) to apply only to the Units and the Debt Securities, not the Selling Units.
          RESPONSE:
          We have caused Exhibit 5.1 to be revised to reflect that assumptions (3) through (5) apply only to the Units and the Debt Securities and not the Selling Units. Please read the fifth paragraph of Exhibit 5.1 to the Registration Statement.

          COMMENT:
9.	Please remove the parenthetical qualifications in opinions (1) and (3) in the fifth paragraph, as inappropriate.
          RESPONSE:
          We have caused Exhibit 5.1 to be revised to delete the parenthetical qualifications in opinions (1) and (3). Please read the sixth paragraph of Exhibit 5.1 to the Registration Statement.
          COMMENT:
10.	We note that qualification (4) in the penultimate paragraph includes a limitation to the Delaware Limited Partnership Act. Please revise the limitation so that it also includes all applicable Delaware statutory provisions, as well as reported judicial decisions interpreting the Act.
          RESPONSE:
          We have caused Exhibit 5.1 to be revised to reflect that the opinion is limited to all applicable Delaware statutory provisions, as well as reported judicial decisions interpreting such provisions. Please read the penultimate paragraph of Exhibit 5.1 to the Registration Statement.

          Please direct any questions that you have with respect to the foregoing or with respect to the Registration Statement or Amendment No. 1 to me at (713) 993-5253 or to Alan Beck at Vinson & Elkins L.L.P. at (713) 758-3638.

Very truly yours,
By:	/s/ Richard K. McGee
Name:	Richard K. McGee
Title:	Vice President-Legal and Business Development

cc:	Bridgette Lippmann, Securities and Exchange Commission Alan Beck, Vinson & Elkins L.L.P.